PROSPECTUS SUPPLEMENT NO. 81                    Filed pursuant to Rule 424(b)(3)
To the Prospectus dated January 5, 1998,             Registration No.: 333-01926
As Supplemented to Date

                                     8,000 Shares

                                          of

                     Class B Common Stock of Doctors Health, Inc.

     This Prospectus Supplement No. 81 relates to the issuance by Doctors Health, Inc., a Maryland corporation ("Doctors Health") of 8,000 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") pursuant to the Network Contracting and Management Services Agreement (the "Network Agreement"), as amended, to be entered into between Gerald Family Care, P.C. ("Physician"), and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 5, 1998, the Prospectus Supplement No. 70 (Shareholders Letter Agreement), and the Prospectus Supplement No. 76 which contains the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

     Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                 _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 _______________

     See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

     The date of this Prospectus Supplement is June 29, 1998.

                                     RISK FACTORS

Financial Performance of Doctors Health

     Doctors Health has a limited operating history and for the fiscal years ended June 30, 1996 and 1997 recorded a net loss of $7.2 million and $16.2 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1998. There can be no assurance that after the Closing Date Doctors Health will earn operating profits.

Risk Factors set forth in the Prospectus dated January 5, 1998

     The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

NETWORK AGREEMENT
      The following description of the transactions contemplated by the Network Agreement dated October 31, 1997 as amended, does not purport to be complete and is qualified in its entirety by reference to the Network Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Network Agreement in its entirety.

General

     Pursuant to the Network Agreement, (i) Physician agrees to participate in the managed care agreements that Doctors Health enters into with Payors who have contracted with Doctors Health with respect to HMO managed care products ("Doctors Health HMO Plans"), (ii) Physician agrees to provide eligible persons who elect to enroll in Doctors Health HMO Plans (each, a "Doctors Health HMO Member") with those primary care services customarily provided by primary care physicians, as may be required by the Doctors Health HMO Plans, (iii) Physician will be paid cash in the amount of $60,000 upon execution of the Network Agreement and satisfactory completion of credentialing of Physician by Doctors Health, and (iv) Doctors Health will issue to the Physician 8,000 shares of Doctors Health's Class B Common Stock.

Access to Doctors Health Services; Credentialing

     Pursuant to the Network Agreement, Doctors Health and Physician agree to cooperate in the design and implementation of an integrated managed care information system which provides patient enrollment, eligibility, and referral management capabilities. Physician is complying with Doctors Health credentialing standards designed to verify professional credentials of participating physicians.

Exclusive Network Arrangement

     Pursuant to the Network Agreement, Physician agrees to participate in the managed care agreements that Doctors Health enters into with certain Doctors Health HMO Plans. Physician is required pursuant to the Network Agreement to cooperate with Doctors Health in accepting Doctors Health HMO Members under Medicare managed care contracts involving capitation payments, global fee or other risk arrangements and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk-type plans directly or indirectly; provided, however, that if Doctors Health chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable time period, Physician shall be free to pursue a contract with the identified HMO.

Capitation Rates; Bonus Pool

     The Network Agreement provides that Doctors Health will determine the Medicare primary care base capitation rates using their good faith best efforts to reflect the prevailing market rate for the county and city in which Physician provides covered services (the "Primary Care Base Capitation Rates"). The Primary Care Base Capitation Rate shall be increased by an amount up to 10% based upon a formula for the number of Medicare members in the physician's panel. The Medicare Primary Care Base Capitation Rate is set forth on Exhibit 4.2 of the Network Agreement. All payments of the Primary Care Base Capitation Rates will be made by Doctors Health directly to Physician, by the fifth day of the month for the prior month's enrollment. Physician agrees pursuant to the Network Agreement not to seek or collect or accept any reimbursement from Doctors Health HMO Members or the Doctors Health HMO Plans for any covered services provided to Doctors Health HMO Members, except for copayments and coinsurance.

     The Network Agreement also provides that Physician shall be entitled to receive 25% of any surplus or be liable for 25% of any loss from institutional services and professional services with respect to Doctors Health Medicare HMO members served by the Physician.

Obligations of Physician

     Pursuant to the Network Agreement, Physician agrees to abide by and comply with the relevant provisions of the agreements between Doctors Health and the Doctors Health HMO Plans. Doctors Health will provide Physician with all relevant provisions that may apply to such Physician. In such connection, the Network Agreement provides that Physician shall work cooperatively and in good faith with Doctors Health and the other Doctors Health affiliated physicians providing services to the Doctors Health HMO members. Physicians are required to (i) prepare and maintain customary medical records for services provided to Doctors Health HMO Members and provide Doctors Health with access to such records without charge, (ii) comply with and accept the payment conditions of the Network Agreement, (iii) comply with managed care medical standards adopted by Doctors Health affiliated physicians as part of the arrangements with the Doctors Health HMO Plans, and (iv) cooperate with Doctors Health's efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and the use of Physician's name in correspondence, and (v) sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by Doctors Health.

     Pursuant to the Network Agreement, Physician will own and operate all aspects of his medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. Doctors Health is not engaged in the practice of medicine and will not interfere in any patient treatment decisions. The Network Agreement provides an agreement by Physician not to differentiate or discriminate in the treatment of patients as to the quality of services delivered because of race, sex, age, religion, place of residence, health status or source of payment. Physician is required to make arrangements for 24 hour, seven day per week coverage to Doctors Health HMO Members through other primary care physicians who participate in the Doctors Health provider network.

     Doctors Health will provide to Physician a list of other physicians and other health care providers who provide medical services in the Doctors Health provider network. Other than in cases of a bona fide emergency, the Network Agreement requires Physician to utilize the Doctors Health provider network when arranging for additional medical services required by Doctors Health HMO Members. Doctors Health may use Physician's name, specialty, telephone number and business location in marketing, descriptive and other information relating to the Doctors Health HMO Plans. The Network Agreement provides that Physician may be precluded from participating in a Doctors Health HMO product by one of the Doctors Health HMO Plans. In such event, Doctors Health will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.

Existing Primary Care Capitation Contracts

     The Network Agreement provides that if Physician is a party, directly or indirectly, to any primary care capitation contract, Physician must notify Doctors Health of such contract and must use its commercially reasonable best efforts to assist Doctors Health in replacing such contract with a Doctors Health HMO Plan, provided that the payment terms of such Doctors Health HMO Plan are at or above the payment terms of such existing contract.

Quality Assurance/Utilization Review Programs

     Pursuant to the Network Agreement, Physician will participate in all utilization review, quality assurance and credentialing programs operated by Doctors Health to assure or improve the quality and effective utilization of health care services to the Doctors Health HMO Members. In such connection, Physician agrees (i) not to hold Doctors Health or any other participants in such quality assurance/utilization review programs responsible for reasonable recommendations made or actions taken in good faith with respect to Physician, and (ii) to participate in all programs developed by Doctors Health that are designed to resolve Doctors Health HMO Member grievances.

Doctors Health Protocols

     Pursuant to the Network Agreement, Physician agrees to follow the protocols and practice procedures which have been developed by Doctors Health's affiliated physicians which are applicable to physician participants in the Doctors Health provider network. In such connection, if Physician should ever deem any aspect of such protocols to be medically inappropriate or otherwise inappropriate for utilization, Physician may notify Doctors Health in writing with sufficient specificity to enable Doctors Health to respond to Physician's concerns.

Term; Termination

     The Network Agreement will terminate on April 30, 2003 unless earlier terminated pursuant to its terms.

     Doctors Health may terminate the Network Agreement by reasonable written notice to Physician (i) if Physician is found guilty of committing a felony, gross misconduct or an offense or, (ii) if Physician or any of Physician's participating physicians are barred from participating in the Medicare or Medicaid programs or any program operated by a Payor with which Doctors Health has a managed care contract.

     Either party may terminate the Network Agreement if any party fails to perform a material duty or obligation after notice and such default continues for a period of 60 days after such notice.

     Physician has advised Doctors Health that Physician is subject to a management services agreement with FPA which provides that the Physician may be required to provide covered services to FPA's HMO members in the event FPA establishes a full-risk Medicare managed care contract in the geographic area served by Physician.

     Physician shall be entitled to terminate this Agreement at any time after April 30, 2000 upon 60 days prior written notice in the event FPA Medical Management, Inc. ("FPA") requires the Physician to enter into a full-risk Medicare managed care contract product which conflicts with Physician's engagement of Doctors Health under the Network Agreement. In such event, Physician shall forfeit 133 shares of Class B Common Stock issued to Physician as a signing bonus for each month that the initial term of the Network Agreement that is not completed by Physician, except that the restrictions with respect to 145 shares shall lapse on the month beginning May 1, 2000. For purposes of the stock forfeiture, the restrictions shall not lapse unless services are performed by Gerald for the entire month.

     In addition, $36,000 of the $60,000 cash signing bonus paid to Physician shall be subject to forfeiture and repayment to Doctors Health if the Network Agreement terminates at any time on or after May 1, 2000. Commencing on May 1, 2000, the cash signing bonus forfeiture shall lapse at the rate of $1,000 per month to the extent Physician performs an entire month of service under the Network Agreement.

Maintenance of Liability Insurance

     The Network Agreement provides that Physician must maintain, at his expense, general and professional liability insurance coverage of not less than $1 million per claim and $3 million per year. Physician is required pursuant to the Network Agreement to provide Doctors Health with copies of such policies or other evidence of compliance with such insurance requirements and is required to notify Doctors Health of any changes or cancellations to any such policy. In the event of a cancellation of a policy, Physician is required to purchase an extension of coverage endorsement within 10 days of written notice of discontinuance and must provide Doctors Health with a copy of such endorsement. Pursuant to the Network Agreement, Physician must also notify Doctors Health promptly when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician, or of the settlement of any such claim, or if a judgment is entered against Physician in any such claim.


                            RESALE OF CLASS B COMMON STOCK

     The shares of Class B Common Stock offered by this Prospectus Supplement have been registered under the Securities Act of 1933, as amended. The shares will be subject to the Stockholders Agreement attached hereto as Annex B, and certain restrictions set forth in the Amendment to Network Agreement included in Annex A and therefore, will not be freely transferable. In addition, there is no public market for the Class B Common Stock.


                                    LEGAL MATTERS

     The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.


                                       ANNEXES

     Annex A--Network Contracting and Management Services Agreement between Doctors Health, Inc. and Gerald Family Care, P.C. dated October 31, 1997 and Amendment to Network Contracting and Management Services Agreement.

     Annex B--Shareholders Letter Agreement, delivered to Physician as Prospectus Supplement No. 70.

     Annex C--Quarterly Report for the Quarter Ended March 31, 1998, delivered to Physician as Prospectus No. 76.

         NETWORK CONTRACTING AND MANAGEMENT SERVICES AGREEMENT

     THIS NETWORK CONTRACTING AND MANAGEMENT SERVICES AGREEMENT (the "Agreement") is made and entered into as of the ____ day of October, 1997 (the "Effective Date") by and between DOCTORS HEALTH, INC., a Delaware corporation ("DHI") and GERALD FAMILY CARE, P.C. ("Gerald").


                                    WITNESSETH

     WHEREAS, Gerald is an organization that employs primary care physicians licensed to practice medicine in Maryland who participate in the preferred provider panels offered by Gerald and desires to arrange for the provision of various management, administrative and support services in connection with managed care contracting;

     WHEREAS, DHI has the resources to provide or arrange for the provision of certain of the services required by Gerald; and Gerald desires to enter into an agreement with DHI whereby DHI will provide such services; and

     WHEREAS, Gerald desires to retain the services of DHI in connection with negotiating with managed care organizations and other payors with respect to the delivery of health care services to the subscribers or beneficiaries of health care plans.

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows.


                                     DEFINITIONS

     As used in this Agreement, each of the following terms shall have the meaning set forth below:

     "Agreement".   This Network Contracting and Management Services
Agreement between Gerald and DHI.

     "Benefit Plan". Any health benefit plan or plans in which DHI participates and which is designed or administered by a Payor or DHI under which Gerald provides Covered Services through its Participating Physicians. Copies of all Benefit Plans will be kept on file at the offices of DHI and shall be made available upon request to Gerald and upon request to any Participating Physician. DHI provides each Participating Physician a summary explanation of the terms and conditions of each Benefit Plan.

     "Bonus". Funds to be allocated for distribution by and among Gerald, DHI and the Participating Physicians to reward patient service, patient satisfaction, compliance with policies, good citizenship and the practice of cost effective and high quality medicine.

     "Care Management". A comprehensive program developed and administered by DHI to facilitate the delivery of the highest quality, most appropriate care in a cost effective manner. The components of Care Management include Credentialing and Provider File Maintenance, Referral Management, Utilization Management and Case Management.

     "Case Management". A program developed and administered by DHI that provides Physicians with the skills of registered nurses and licensed clinical social workers (collectively a "Case Manager") necessary to assist in the coordination of the care and services required by Members with catastrophic and/or chronic illnesses or injuries. Through this program the Case

Manager works in conjunction with the Physician, Member and Member's family to identify healthcare needs, develop a plan of care, establish realistic treatment goals, coordinate and monitor necessary resources and evaluate treatment progress.

     "Covered Services". Those services that Gerald through DHI agrees on behalf of the Participating Physicians to render, provide or arrange to or for Members under any DHI Contract, and that are approved by the Payor and payable under the terms of a Benefit Plan.

     "Credentialing and Provider File Maintenance". In compliance with NCQA standards, a service provided by DHI to ensure the quality of DHI's provider network, which includes gathering information on DHI participating providers, performing primary source verification, performing credentialing and recredentialing review, and alerting providers when items need to be renewed and/or reevaluated.

     "Data Management". A service developed and administered by DHI that coordinates the receipt and maintenance of payor eligibility and health benefit plan information and coordinates and integrates a variety of data necessary to yield reports reflecting the utilization, cost, and quality performance of the DHI provider network.

     "DHI Affiliate". Any entity which controls, is controlled by or under common control with DHI, through the ownership of stock, equity interests or other ability to control the management of such entity. DHI Affiliate also includes any physician or physician group which has transferred its assets to DHI or to a DHI Affiliate and has entered into a management contract with a term in excess of one year with DHI without regard to the ability of DHI or such other entity to control the other (each a "DHI Affiliated Medical Group").

     "DHI Contract".  Defined in Article 2.1.

     "DHI Expenses". All expenses incurred by DHI or its agents in connection with the performance of its duties under this Agreement.

     "Fee for Service Contract".   Any agreement for professional services
only, including diagnosis, therapy, treatment, surgery and consultation (without any risk sharing or responsibility for services provided by other health care professionals or institutional providers of health care) which are provided or supervised by a licensed physician under an agreement with an insurer, health maintenance organization, preferred provider organization, self-insured employer, labor union or other organization or entity that arranges for the delivery of health care services to enrolled persons (including subscribers and eligible dependents) entitled to benefits under any health benefit plan, under which the physician (or Gerald acting on behalf of the physicians) receives payment on a fee for service, discounted fee for service, or fee schedule basis.

     "Institutional Services". All Covered Services rendered under a DHI Contract which are not Professional Services. Those services which constitute Institutional Services may be specifically set forth in the DHI Contract, in which case the provisions of such contract shall control and supersede the definition of Institutional Services contained herein.

     "Institutional Services Fund". The amount equal to (i) all contract revenues or earnings attributable for payment of Institutional (and/or facility) Services in any DHI Contract minus (ii) all reasonable costs and expenses in connection with the provision of Institutional Services and appropriate Reserves (as determined in accordance with sound actuarial principles) related to the provision of Institutional Services.

     "Medically Necessary". The provision of medical services by a Physician or other provider of health care which is: (i) consistent with the symptoms, diagnosis, and treatment of illness, disease, or medical problems; (ii) commonly and customarily recognized in the Physician's profession as appropriate in the treatment of a diagnosed illness or injury; (iii) not primarily for the convenience of the Member or the Physician; and (iv) the most appropriate level of service that can safely be provided. Those services which constitute medically necessary services may be specifically defined in the DHI Contract, in which case the provisions of such contract shall control and supersede the definition of medically necessary services contained herein

     "Member". An enrolled person (including subscribers and eligible dependents) entitled to benefits under any Benefit Plan from a Payor contracting under a DHI Contract for the provision of health care and who is entitled to receive care from a Participating Physician.

     "Network Contracting and Management Services". The managed care contracting, contract administration, finance, accounting, managed care information systems management, stop loss insurance, community based marketing, Case and Care Management, Data Management, Patient Services and Third Party Administration services reasonably required by Gerald in connection with the DHI Contracts, considering membership and revenue levels and the nature of the health care industry in the Gerald service area, including oversight of reimbursement and disbursement; Payor negotiating and contracting services; Provider credentialing; quality management and utilization management functions; physician and physician staff education and training; claims coordination and payment; and coordination of the activities of the Medical Director. Services specifically not included among Network Contracting and Management Services include the preparation of business plans and budgets, contracting and administrative services with respect to Fee For Service Contracts and indemnity services and the internal business decisions of Gerald.

     "Outcomes Measurement". The outcomes measurement program provided by DHI for outcomes measurement activities, or a similar program developed, established and administered by a Payor.

     "Participating Physicians". The Primary Care Physicians licensed to practice medicine in the applicable service area who are owned or employed by Gerald and to whom Gerald has been granted the appropriate authority to enter into contracts on such physician's behalf. A list of Participating Physicians, updated by Gerald as necessary, shall be attached hereto and made a part hereof.

     "Patient Services". A program developed and administered by DHI that provides access to nurse triage and patient advocacy services. Through the program, Members are provided with access to specially trained nurses who answer questions regarding access to services, treatment alternatives, and self care options.

     "Payor". Any insurer, health maintenance organization, preferred provider organization, self-insured employer, labor union or other organization or entity that arranges for the delivery of health care services to Members under a Benefit Plan. If and to the extent that DHI is or becomes legally entitled and otherwise qualified to arrange for the delivery of health care services directly to Members under a Benefit Plan, then DHI (or an affiliate established by DHI for such purpose) shall be deemed a Payor for purposes hereof.

     "Primary Care Physician". Any primary care physician, to include pediatrics, internal medicine, family practice, or geriatrician, as defined by DHI, or otherwise as DHI and Gerald may mutually agree.

     "Professional Services". The professional services which are Covered Services provided or supervised by a licensed physician and rendered directly to a Member, including diagnosis, therapy, surgery and consultation, as defined by DHI or a Payor in a DHI Contract. Those services which constitute Covered Services for a given Payor contract may be specifically set forth in the DHI Contract between DHI and a Payor, in which case the provisions of such DHI Contract shall control and supersede this definition of Professional Services.

     "Professional Services Fund". The amount equal to (i) all DHI Contract revenues and earnings attributable to Professional Services, minus (ii) all reasonable costs and expenses in connection with the provision of Professional Services, including, without limitation, the maintenance of appropriate Reserves (as determined in accordance with sound actuarial principles) related to the provision of Professional Services.

     "Provider". Any physician, group medical practice, hospital, ambulatory surgical center, ancillary service or other health care provider which is a Participating provider of a Payor with which DHI or Gerald contracts.

     "Referral Management". A process developed and administered by DHI that provides for the maintenance of referral directories; authorization of DHI referrals to network providers; clinical review of referrals for appropriateness and tracking and reporting of referral patterns to identify outliners and encourage recommendations for change.

     "Reserves". The amount of funds set aside by DHI for, or amounts allocated during any period, (as determined in accordance with sound actuarial principles) for the purpose of (i) funding reserves for contingent liabilities (including reserves for claims reported and claims incurred but not reported), expenses, working capital, repairs, replacements and renewals,
(ii) if applicable, paying taxes, insurance, debt service, or other costs or expenses incident to the operation of Gerald, and (iii) creating funds for the Bonus.

     "Specialist Physician".  Any physician who is not a Primary Care
Physician.

     "Surplus" or "Loss". The amount equal to the balance, positive or negative, of the Professional Services Fund and/or the Institutional Services Fund, as the case may be, after payment of amounts owing or accrued with respect to such funds, including the accruing of any withhold or bonus amounts declared with respect to the time period to which the funds apply.

     "Third Party Administration". A function performed by DHI for Gerald to provide for the appropriate adjudication of claims, coordination of benefits, subrogation services and integration with the reinsurance carrier.

     "Utilization Review or Utilization Management". A function performed by DHI for Gerald, or the Payor or its designee, to review and approve whether the services provided by Physicians to or for Members are Covered Services and medically necessary and/or appropriate under the Benefit Plans.

     "Utilization Management Program". The utilization management program designed and administered by DHI or its agents for the determination of the medical necessity of medical services provided to Members, or a similar program developed, established and administered by a Payor. The DHI Utilization Management Program reviews and tracks the utilization of healthcare services, particularly inpatient stays, to facilitate appropriate hospital admissions; provides recommendations for alternate site care and assists with the coordination of these services; provides clinical review of procedural necessity; and works with the physician to identify practice pattern trends.

                    ARTICLE I.  RELATIONSHIP OF THE PARTIES

     1.1 Control Retained in Board. Gerald, through its Board of Directors, shall at all times exercise ultimate authority and control over the policies and assets of Gerald and shall retain the ultimate authority and responsibility regarding the powers, duties, and responsibilities vested in Gerald by law and regulation.

     1.2 Relationship of the Parties. It is mutually understood and agreed that Gerald and DHI, in performing their respective duties and obligations under this agreement, are at all times acting and performing as independent contractors with respect to each other, and nothing in this Agreement is intended and nothing shall be construed to create an employer/employee, partnership or joint venture relationship, or to allow DHI to exercise control or direction over the manner or method by which the Participating Physicians perform Covered Services or other professional health care services. DHI shall be the agent of Gerald solely for the purposes set forth in this Agreement that are related to the administration of the business and contracting activities of Gerald relating to managed health care services and not with respect to provision of Covered Services by the Participating Physicians.


                    ARTICLE II.  ENGAGEMENT OF DHI

     2.1 Gerald hereby agrees to participate and provide Covered Services through its Participating Physicians in accordance with DHI's contracts and the Benefit Plans in connection with (i) CFS/Healthcare Corporation of the Mid-Atlantic's (an affiliate of Blue-Cross/Blue Shield of Maryland) "Medi CareFirst" Medicare HMO product, (ii) United Healthcare of the Mid-Atlantic's (formerly Chesapeake Health Plan) "Advantage 65" Medicare HMO product, (iii) NYLCare Health Plans of the Mid-Atlantic, Inc.'s NYLCare 65 product, and (iv) any other risk-based, Medicare managed care contracts entered into by DHI with a payor which include payment methodologies that are based upon capitation arrangements, global fee arrangements, or which involve substantial risk withholds, provided that the terms and conditions of the applicable contract are as good or better than the terms that Gerald was previously receiving (collectively, the "DHI Contracts"). Gerald hereby appoints DHI as its provider of all Network Contracting and Management Services with respect to the DHI Contracts for the term of this Agreement.

     2.2 DHI shall advise Gerald with respect to, and where necessary or appropriate with Gerald's approval, negotiate and enter into on behalf of Gerald as Gerald's agent, all contractual arrangements with other third party providers as shall be reasonably necessary or appropriate for the provision of Covered Services under the DHI Contracts which Gerald cannot reasonably fulfill or provide, including without limitation, Specialist Physicians, hospitals, post hospital services, nursing homes, home health agencies, laboratories, durable medical equipment suppliers and other outpatient ancillary diagnostic and therapeutic services.


         ARTICLE III.  NETWORK CONTRACTING AND MANAGEMENT SERVICES

     3.1 General Responsibilities and Services. DHI shall perform all Network Contracting and Management Services as set forth in this Article 3 that are reasonably necessary for the operations of Gerald and the implementation of Gerald's policies, as established by Gerald's Board of Directors and as approved by DHI, which approval will not be unreasonably denied or withheld, in connection with the DHI Contracts. Such services shall be performed in accordance with applicable law, accepted standards in the industry and the reasonable exercise of DHI' judgment. DHI shall be the exclusive contractor to Gerald regarding the services to be performed under this Agreement for all DHI Contracts and Gerald, for the Term hereof, hereby appoints DHI, and DHI hereby accepts such appointment, as Gerald's attorney-in-fact and agent to negotiate and execute all contracts and to otherwise act on behalf of Gerald in connection with the DHI Contracts.

     3.2 Specific Services. DHI shall provide those contracting, management, administrative and support services as DHI determines to be reasonably necessary for Gerald's participation in the DHI Contracts, including Care Management, Data Management, Patient Services, quality assurance, utilization management and review, finance, management, information systems, Third Party Administration, Provider credentialing, and other necessary services. In furtherance of this, DHI and Gerald shall cooperate to:

          (a) Establish, implement, and administer a quality assurance program that determines clinical effectiveness, patient satisfaction, patient compliance, accessibility and availability of services, efficiency and appropriateness of services, and continuity of care.

          (b) Establish, implement and administer a utilization management and review program that provides prospective, concurrent and retrospective review of services rendered by Gerald.

          (c) Establish, implement, and administer accounting procedures and controls for the efficient administration of Gerald's participation in the DHI Contracts, including, but not limited to, auditing, budgeting, cash management, and systems for the preparation of appropriate financial reports related to the participation of Gerald and its Participating Physicians.

          (d) Establish and maintain bank accounts in the name of DHI; deposit in such bank accounts all moneys received from Gerald's participation in the DHI Contracts and make such disbursements from such accounts on behalf of Gerald or its Participating Physicians in such amounts and at such times as the same are reasonably required and as is customary for the industry.
The parties recognize that: (i) as part of its business DHI may from time to time be unable to keep Gerald's funds separate from other DHI funds and may therefore commingle Gerald's funds and accounts with those of DHI and others,
(ii) DHI will pay to itself management fees and other amounts due and owing to DHI from such accounts, and (iii) DHI will use all commercially reasonable efforts to keep Gerald's funds separate from other moneys whenever possible.

          (e) Design, implement, and administer such systems and procedures as may be necessary for the appropriate adjudication and timely payment of all claims in accordance with DHI' policy and procedure for the payment of claims as set forth on Exhibit 3.2(e) attached hereto and made a part hereof.

          (f) Develop, maintain, and conduct a coordination of benefits and a subrogation program where applicable. DHI shall not have the responsibility of collecting or distributing subrogation revenue on behalf of providers.

          (g) Design, implement, maintain and provide access to an integrated managed care information system which provides patient enrollment, eligibility and referral management capabilities which services will be provided in conjunction with Gerald developed protocols ("DHI Managed Care Information System"). After the Term of this Agreement, Gerald and the Participating Physicians shall return to DHI the DHI Managed Care Information System and shall have the right to purchase such DHI Managed Care Information System at a mutually agreed upon rate.

          (h) Assist Gerald in complying with DHI credentialing standards and protocols which are designed to permit inclusion and verify the professional credentials of Participating Physicians in DHI Contracts; provided, however, that Gerald shall interview and make the ultimate decision as to the suitability and compliance with credentialing and recredentialing standards of any physician to become associated with Gerald and Gerald will be responsible for implementing the appropriate credentialing standards and admitting or denying admittance to Gerald. If Gerald determines a physician's credentials are acceptable and DHI (or any Payor under a DHI Contract) determines such physician's credentials are not acceptable, DHI retains the authority to preclude such physician from participating in DHI Contracts after providing the Participating Physician with a fair hearing. In the event that a Payor precludes a Participating Physician from participating in a DHI Contract, DHI shall notify Gerald, in writing, within 30 days of learning of such an action, and may assist Participating Physician, if requested, in seeking to overturn such an action.

          (i) Gerald authorizes DHI to bill for all amounts payable under DHI Contracts. DHI shall process all payment requests, collect all fees to be received from Payors and distribute amounts payable to the appropriate parties. Collection of, and accounting for, co-payment obligations of Members under any DHI Contract shall be the sole obligation of Gerald or the Participating Physicians, and not of DHI.

          (j) Subject to delegation by a Payor in a DHI Contract, DHI shall establish a timely system for certification or verification of Members' eligibility and shall process referral requests, in a timely manner, from Participating Physicians in accordance with the requirements established in the applicable DHI Contracts and the policies and procedures established for each of its DHI Affiliates. Each referral will be reviewed, based upon established medical criteria, to ensure that the referral is appropriate under the applicable requirements regarding medical necessity and utilization. Referral authorizations will be approved, routed to the appropriate specialty care provider, or denied due to noncompliance with applicable requirements.

          (k) Design and implement Bonus programs to be allocated to Participating Physicians to reward patient service, patient satisfaction, compliance with policies, good citizenship and the practice of cost effective and high quality medicine.

     3.3 Accounting and Financial Records. DHI shall establish and administer for Gerald such reasonable accounting procedures, controls, and systems for the development, preparation and safekeeping of records and books of account relating to Gerald's participation in the DHI Contracts as DHI deems appropriate.

     3.4 Income Taxes. DHI shall provide the data necessary for Gerald to prepare its annual income tax returns. DHI shall have no responsibility for the preparation or filing of federal or state income tax returns or the payment of such income taxes of Gerald or any of its Participating Physicians.

     3.5 Compliance with Applicable Laws. DHI and Gerald shall each comply in all material respects with all applicable federal, state and local laws, regulations and restrictions in the conduct of its obligations under this Agreement and shall carry out its duties under this Agreement exercising normal and customary business standards.


      ARTICLE IV.  MANAGED CARE CONTRACTING AND PHYSICIAN COMPENSATION

     4.1 Delegation of Authority to Negotiate. Gerald hereby delegates complete authority to DHI, and appoints DHI as its agent and attorney-in-fact during the term of this Agreement, to negotiate on behalf of Gerald the Medicare Managed Care Contracts described in Section 2.1(a) (including capitation payment arrangements) with respect to the provision of Covered Services to Medicare Members.

     4.2 Negotiation of Terms; Capitation Payment. DHI will enter into negotiations with prospective Payors for the provision of Covered Services under a DHI Contract. DHI shall have the exclusive right to negotiate the terms and conditions for the provision of services, including but not limited to: the scope of services under each DHI Contract; fee schedules; capitation amounts; degree of risk assumed and related reimbursement and other issues with Payors with respect to the DHI Contracts. The parties shall negotiate annually, and establish before November 30 of the year preceding each calendar year the Primary Care Capitation Rate for each applicable county. The established Primary Care Capitation Rate will always reflect the then prevailing market capitation rate(s) being offered by Payors in each Maryland county for substantially similar primary care capitation services and substantially similar bonus arrangements, and shall in no event be lower than the Primary Care Capitation Rate paid by DHI to any DHI Affiliate or other Primary Care Physician group or Primary Care Physician providing substantially similar primary care capitation services under a DHI Contract. For the 1997 calendar year, the per Member per month ("PMPM") Medicare Primary Care Capitation Rates established by DHI are set forth on Exhibit 4.2 attached hereto and made a part hereof.

DHI and Gerald also agree that the Medicare Primary Care Capitation Rate shall be increased on a quarterly basis by an amount up to ten percent (10%) of the Medicare Primary Care Capitation Rate (the "Capitation Rate Modifier" based on the number of Members in Gerald's panel as follows:


             No. of Members            Capitation Rate Modifier
        ----------------------         ------------------------


         250 Members per Group                   2.5%
         500 Members per Group                   5.0%
         750 Members per Group                   7.5%
        1000 Members per Group                  10.0%


     4.3 Distribution Mechanism. DHI shall, as part of its administrative duties, be responsible for the distribution of reimbursement to and among Gerald's Participating Physicians, including primary care capitation payments made directly by DHI to Gerald pursuant to a DHI Contract. Such primary care capitation payments shall be made directly by DHI to Gerald by the fifth
(5th) business day of each month for the prior month's enrollment. All other disbursements and fees payable to Gerald for Covered Services rendered to Members shall be made according to the DHI Policy and Procedure for Payment of Claims as set forth on Exhibit 3.2(e). DHI and Gerald shall cooperate with respect to, and jointly approve, any distribution arrangement with respect to the Bonus or the Surplus to assure its compliance with regulatory requirements applicable to such distributions as may be in effect from time to time, and to ensure that it is consistent with the goals of an integrated health network. Gerald agrees that the amount of the Bonus to be held for distribution among its Participating Physicians, and the method and timing of distribution, shall be presented to DHI for its consideration and review, with final authority for the amount, method and timing of the distribution of the Bonus being retained by Gerald.


             ARTICLE V. AGREEMENTS AND RESPONSIBILITIES OF GERALD

     5.1 DHI Contract Performance by Participating Physicians. Gerald agrees to provide or arrange for Participating Physicians to provide to Members any or all of the Covered Services under each DHI Contract entered into by DHI in accordance with the terms of this Agreement. Gerald agrees to describe to each Participating Physician the relationship between DHI, Gerald and the Participating Physicians as it pertains to this Agreement and warrants that each Participating Physician shall receive a copy and explanation of the Participating Physician's duties and obligations as set forth on Exhibit 5.1 attached hereto and made a part hereof. Gerald shall incorporate such duties and obligations and the other relevant terms of this Agreement into the employment agreements of the Participating Physicians or cause each Participating Physician to execute and deliver to DHI a Participating Physician Agreement (in the form attached to this Agreement as Exhibit 5.1a), pursuant to which the Participating Physician agrees to act in accordance with the terms of this Agreement.

     5.2 Marketing. Gerald agrees to arrange for the provision, on an annual basis, of a listing of the Medicare eligible patients who have received health care services from the Participating Physicians within the prior two years. The list will be used for the sole purpose of contacting Medicare eligible patients through the various marketing efforts established by DHI and Gerald and the Health Care Financing Administration.

     5.3 Gerald Responsibilities. Gerald will retain responsibility for any required management or administrative service not assumed by DHI under this contract. Such responsibilities include, but are not necessarily limited to:

          (a) Establish, implement and administer all payroll functions for Gerald employees, including the payment of all required payroll and other state, federal and other taxes;

          (b) Procure such insurance as may be required by Gerald to satisfy all regulatory requirements and in accordance with sound risk management standards; and to cooperate with DHI in coordinating insurance coverage to minimize insurance costs through, among other things, a common professional liability insurance policy, or a policy with the same insurer providing professional liability insurance;

          (c) Establish and implement procedures to maintain regulatory compliance;

          (d)  Actively recruit Primary Care Physicians to join Gerald;

          (e) Perform administrative services reasonably necessary and appropriate to develop the Gerald network of Participating Physicians and to recruit potential physicians to contract with Gerald. It will be and shall remain the responsibility of Gerald to interview, select, contract with, and terminate all physicians performing Covered Services or other professional services and, except for credentialing, DHI shall have no responsibility with respect to such activities;

          (f) Not act in a manner which would prevent DHI from efficiently performing its responsibilities under this Agreement in a business-like manner;

          (g) Coordinate with and through DHI all press releases, public statements and other distributed literature, letters, notices, or marketing materials pertaining to the relationship and provisions included in this Agreement;

          (h) Cooperate fully in the implementation of each of the actions enumerated in Section 3.2; and

          (i) Refrain from taking any action which would be detrimental to DHI or detrimental to the administration, the negotiation of any DHI Contract or the marketing and recruiting efforts of DHI.

     5.4 Licenses. Gerald shall be responsible for causing each of Gerald's Participating Physicians to be licensed without restriction in the state in which the Participating Physician will render the Covered Services under the DHI Contracts and to maintain such licensure during the term of this Agreement. Gerald shall make a good faith effort to cause its Participating Physicians to comply with all applicable federal, state and local laws, regulations and restrictions in the conduct of its obligations under this Agreement and with all legal requirements relating to the furnishing of Covered Services and other medical services to the public and will obtain and maintain, and shall cause each of its Participating Physicians to obtain and maintain in effect all permits, licenses and governmental or board approvals which may be necessary for that purpose.

     5.5 Medical Practice. Gerald shall make a good faith effort to cause its Participating Physicians to render medical services in a manner which seeks to provide availability, adequacy and continuity of care to Members, and to provide Professional Services in accordance with generally accepted community standards of performance of such Professional Services to any Member who selects any one of its Participating Physicians as their Primary Care Physician under any DHI Contract, during the term of this Agreement and each applicable DHI Contract. Each Participating Physician shall be responsible for his or her medical practice and shall maintain the physician-patient relationship, both in accordance with the best medical judgment and discretion of the Participating Physician. Participating Physicians shall remain responsible for the quality of medical services provided, shall render such services in accordance with generally accepted medical practice and professional recognized standards, and shall exercise independent medical judgment and have full authority over all Covered Services and all clinical decisions pertaining to the delivery of Covered Services, as may be described in applicable DHI Contracts.

     5.6 Outcomes Measurement/Utilization Management and Related Programs. Gerald shall receive from DHI, and adopt and monitor with DHI, the implementation of reasonable outcomes measurement, risk and utilization management, concurrent review, and case management programs designed to monitor and evaluate the quality of Covered Services provided by Participating Physicians and to evaluate the professional skills of potential Participating Physicians. Through the assistance of Gerald, DHI will incorporate the information derived from these categories and criteria into DHI' ongoing qualitative and economic credentialing of its provider network.

     5.7 Access. Gerald shall, with reasonable notice and during reasonable business hours, permit DHI to have access to Gerald's books, records and reports, contracts, agreements, licenses, survey, accreditation and any and all other information reasonably requested by DHI to perform its duties under this Agreement. For and throughout the term of this Agreement, DHI shall provide a non transferable sub-license to Gerald for the use of any software or other proprietary computer programs, without payment of any royalties, which are necessary for access to and the use of data pertinent to Gerald operations. The first sentence of this Section 5.7 shall survive the termination of this Agreement.

     5.8 Medical Director. Gerald may employ or shall designate a Gerald Clinical Medical Director for the Gerald Network who shall be supervised by and cooperate with DHI's Medical Director with respect to the provision of Covered Services to Members under the DHI Contracts. Gerald shall cooperate and cause all Participating Physicians to cooperate with the Gerald Clinical Medical Director and DHI's Medical Director.

     5.9 Individual Participating Physician. In the event that any Participating Physician ceases to be employed by, or otherwise affiliated with Gerald during the term of this Agreement, Gerald and DHI shall use their best efforts to cause said Participating Physician to execute a DHI Primary Care Participation Agreement. The terms and conditions of said agreement shall be substantially the same as the terms and conditions of this Agreement and shall be in effect during the remainder of the term of this Agreement.


                     ARTICLE VI.  OWNERSHIP OF WORK PRODUCT

     6.1 Work Product. All data, patient lists and reports ("Data") of Gerald created or developed by DHI in performing DHI activities under this Agreement shall be and remain the property of Gerald, with DHI having full rights of access to and use of the Data for such purposes as DHI shall determine in its sole discretion and Gerald hereby provides DHI a royalty-free license of indefinite term to use the Data as DHI shall determine. DHI shall retain ownership of, and shall not be constrained in any way, from use of advertising and marketing concepts and ideas, operating guides, elements of management information systems and designs, elements of computer software and systems, management information and data processing systems and all other systems, techniques, methods and materials used by DHI for Gerald. DHI shall not disclose to unaffiliated third parties any confidential data, reports or other materials containing information specific to Gerald without the prior consent of Gerald except as otherwise required by law or regulation applicable to Gerald or DHI.

     6.2. Records. Gerald and DHI shall maintain records and procedures as may be required to account accurately for all Covered Services and other medical services provided pursuant to this Agreement. Such records shall be kept in accordance with applicable law, generally accepted principles and recognized standards of professional practice.


                    ARTICLE VII.  INDEMNIFICATION AND INSURANCE

     7.1 Gerald Insurance. Gerald shall cause each Participating Physician to purchase and maintain professional liability insurance including such tail or prior acts coverage as may be necessary to avoid a gap in coverage for claims arising from incidents occurring during the term of such Participating Physician's participation in Gerald. Said insurance shall: (i) be obtained from a carrier which meets such reasonable solvency and other standards as may be set from time to time by DHI, in consultation with Gerald; (ii) provide minimum policy limits at commercially reasonable levels, which initially shall not be less than $1,000,000 per occurrence/$3,000,000 annual aggregate or such other limits as may be required by DHI, in consultation with Gerald for Participating Physician's specialty; and (iii) and shall include coverage for the rendering of or failure to render professional services by the Participating Physician or by any employee, agent or other person for whose acts or omissions Participating Physician is responsible. DHI shall arrange for and facilitate Gerald's obtaining and maintaining, at Gerald's sole cost and expense, a policy of managed health care professional liability insurance, with such limits as shall be reasonably satisfactory to DHI and the Board of Directors of Gerald. Gerald shall also obtain and maintain at its expense, throughout the term of this Agreement and, if appropriate, general liability insurance, property and casualty insurance, directors' and officers' liability insurance, out-of-area insurance, reinsurance, insolvency insurance, and such other kinds of insurance in such amounts, with such companies, and on such terms and conditions as DHI shall determine appropriate subject to consultation with Gerald. The insurance obligations under this Section 7.1 may be satisfied through self-insurance or captive insurance arrangements with the prior written consent of DHI, which shall not be unreasonably withheld. DHI will explore the feasibility of offering a global insurance policy for all or a portion of the insurance requirements if cost savings can be obtained, and will offer such insurance policy or policies when feasible.

     7.2 DHI Insurance. DHI shall obtain and maintain at its expense, throughout the term of this Agreement if and as appropriate, a policy of managed health care professional liability insurance, general liability insurance, property and casualty insurance and such other kinds of insurance in such amounts, with such companies, and on such terms and conditions as DHI shall determine in its reasonable discretion after consultation with Gerald. DHI' obligations under this Section 7.2 may be satisfied through self-insurance or captive insurance arrangements. DHI will obtain appropriate stop loss or reinsurance covering each DHI Contract in which Gerald participates.

     7.3. Indemnification. Gerald shall indemnify, hold harmless and defend DHI and its officers, directors, employees, agents, successors and assigns, from and against any liability, loss, damage, claim, cause of action, cost or expense, including reasonable attorneys' fees, caused or asserted to have been caused, directly or indirectly, by or as a result of the performance of Covered Services or other medical services or any other acts or omissions by Gerald, its officers, agents or its Participating Physicians during the term hereof. DHI shall indemnify, hold harmless and defend Gerald, its officers, directors, employees, agents, successors and assigns, from and against any liability, loss, damages, claim, cause of action, cost or expense, including reasonable attorneys' fees, caused or asserted to have been caused, directly or indirectly, by or as a result of the performance or failure to perform by DHI of its obligations under this Agreement or any other acts or omissions taken by DHI, its officers, agents, directors or employees during the term hereof.


                    ARTICLE VIII.  COMPENSATION AND FEES

     8.1 DHI Services Fee. In consideration of Network Contracting and Management Services to be provided by DHI under this Agreement, Gerald shall pay DHI a Basic Services Fee with respect to each DHI Contract equal to twelve percent (12%) of the total capitation or other payment or compensation paid to or allocated to or for the use of or by DHI (including any funds held by DHI or by or on behalf of a Payor in a bonus, risk sharing, or other fund or account set aside to pay charges or fees, with respect to or from which DHI has an absolute or contingent right to receive payment). The Basic Services Fee shall be retained by DHI each year only to the extent of Surplus for such year. Any portion of the Basic Services Fee not retained by DHI shall be added to the amount of Loss calculated in Section 8.4.

     8.2 Risk Sharing; Bonus. As a performance incentive, in order to assist in achieving the use of cost effective, high quality health care for the benefit of Members through the use of effective case management and patient based health care, DHI and Gerald shall share on a 75% DHI / 25% Gerald basis in each year in any Surplus or Loss for Institutional Services and Professional Services under any DHI contract for any year.

     8.3 Costs. DHI shall be responsible for bearing its costs with respect to this Agreement, and other than the payment of the Fees set forth in this
Article 8, Gerald shall not have any liability for such costs.

     8.4 Calculation of Surplus or Loss. DHI will pay or track all Institutional Services and Professional Services under each DHI Contract separately, and shall be responsible for calculating the Institutional Services Fund and Professional Services Fund for each DHI Contract separately. Settlement on the Institutional Services Fund and Professional Services Fund for each DHI Contract shall occur within 120 days following the end of the contract year for each DHI Contract, during which time Gerald will be given access to all appropriate records and have the opportunity to verify such fund balances. After final settlement on the Institutional Services Fund and Professional Services Fund, no further adjustments will be made to the Institutional Services Fund or Professional Services Fund for the contract year and Payor in question. However, DHI reserves the right to aggregate the Surplus with respect to one DHI Contract with any Loss in any other DHI Contract for which Gerald is responsible, prior to distribution of the Surplus. To the extent practical, a single aggregated payment of Surplus will be made annually, but may be made more often if in the judgment of DHI payment on a semi-annual basis is appropriate.

     8.5 Funding of Losses. Any Loss allocable to Gerald as calculated according to Section 8.4 remaining from any prior years shall be offset against up to fifty percent (50%) of Gerald's share of Surplus for such year.

     8.6 Signing Bonus. Gerald will be paid a Signing Bonus of $60,000 in cash and 8,000 shares of DHI Class B Common Stock. This Signing Bonus will be delivered after (a) execution of this Agreement, (b) satisfactory credentialing of the Participating Physicians by DHI, and (c) provision by Gerald of Gerald's financial statements and Medicare patient list, and is subject to modification to the extent the information received by DHI differs from the information previously provided to DHI. This Signing Bonus is made based upon Gerald's assurance to DHI that its Participating Physicians are actively practicing primary care physicians who intend to enter into a cooperative relationship with other DHI affiliated physicians to manage care of Members participating in DHI Contracts and Benefit Plans thereunder.


                    ARTICLE IX.  TERM AND TERMINATION

     9.1 Term of Agreement. This Agreement shall commence on the date first set forth above, and shall expire on the fifth (5th) anniversary of such date, unless extended or earlier terminated pursuant to the terms hereof.

     9.2 Extended Term. Unless earlier terminated as provided for in this Agreement, the term of this Agreement shall be extended automatically for additional terms of three (3) years each, unless either party delivers to the other party, not less than eight (8) months nor earlier than twelve (12) months prior to the expiration of the preceding term, written notice of such party's intention not to extend the term of this Agreement.

     9.3 Bankruptcy and Insolvency. This Agreement shall terminate, at the option of any other party, upon the filing of a petition in voluntary bankruptcy or an assignment for the benefit of creditors by a party, or upon other action taken or suffered, voluntarily or involuntarily, under any federal or state law for the benefit of insolvents by a party, except for the filing of a petition in involuntary bankruptcy against a party with the dismissal thereof within sixty (60) days thereafter.

     9.4 Special Events of Default. If Gerald or any of its officers, directors or management employees, or any of the Participating Physicians, is found guilty of a felony, gross misconduct or of an offense involving moral turpitude, or if Gerald or any of the Participating Physicians is barred from participating in the Medicare or Medicaid program or from any program operated by a Payor with which DHI has a DHI Contract, DHI may terminate this Agreement upon reasonable written notice and discussion with Gerald, subject to Gerald's right to cure as stated below. Gerald agrees that in the event the misconduct of a Participating Physician has or may result in prohibiting Gerald or DHI from participating in the Medicare or Medicaid program or any DHI Contract, Gerald will take such immediate action as is necessary to ensure the ability of DHI to continue to participate in the Medicare or Medicaid program or DHI Contract and that such curative action with respect to the misconduct of a Participating Physician and the recovery of DHI' right to participate in the Medicare or Medicaid program or any DHI Contract, shall cure the event of default with respect to Gerald. The exercise of DHI's right to terminate under this Section 9.4 shall not be considered exclusive and shall not preclude DHI's right to exercise any and all other remedies it may have in law or equity.

     9.5 Failure of Performance. If any party to this Agreement substantially fails to perform any material duty or obligation imposed upon it by this Agreement or otherwise is in material breach of this Agreement, and such default shall continue for a period of sixty (60) days after written notice thereof specifying the nature of the default has been given to it by another party hereto (or such longer time if the failure can not be cured within such 60 days as long as the party in breach has initiated and is diligently pursuing a cure within the 60 day time period which is reasonably likely to cure the breach in a commercially reasonable time frame), the other party may terminate this Agreement upon thirty (30) days prior written notice and seek such relief or pecuniary loss or damages caused by such breaching party, including, without limitation, actual damages. Failure to make payments by DHI in accordance with this Agreement is grounds for immediate termination after DHI has had thirty (30) days to cure such default. For purposes of this Agreement, failure of performance of any material duty or obligation shall include failure by a party to respond to communications, telephonic or written, within 5 business days of receipt of such communication, excluding physician referral or management of patient inquiries, which shall be handled in all events in less than 48 hours unless there exist special circumstances.

     9.6 Termination by Agreement. In the event Gerald and DHI shall mutually agree in writing, this Agreement may be terminated on the date specified in such written agreement.

     9.7 Special Termination Right of DHI. DHI shall have the right to terminate this Agreement if (i) DHI has accrued Losses attributable to the DHI Contracts for any three (3) consecutive year period, or (ii) the aggregate Loss in any year is equal to greater than twenty percent (20%) of the total capitation allocated to the DHI Contracts. Only losses related to Gerald shall be considered in calculating the accrued Loss, after giving effect to recoveries under any stop loss or reinsurance or coordination of benefits. The aggregate Loss shall be affirmed by DHI' regular certified public accountant, measured at the end of DHI' year. The special right of termination will not affect the performance of any DHI contract during the term of that contract, but shall apply to each such DHI Contract at the time such contract comes up for renewal or re-negotiation.

     9.8 Procedure Upon Termination. In the event of the termination of this Agreement by either party for any reason, including the special termination rights enumerated in this Article 9, the Participating Physicians' and other Providers' obligations in any DHI Contract shall remain in full force and effect until the end of the term of such contract. During this period, DHI shall assist Gerald in effecting an orderly transition of the claims administration and other functions undertaken by DHI as follows:

          (a) Beginning on the date of receipt of notice of termination for any reason by either party, DHI shall, upon written request of Gerald, immediately cooperate with Gerald in transferring all property of Gerald in DHI' possession, and in arranging for the delivery of information and record keeping functions to Gerald or such entity as is selected by Gerald to assume the duties performed by DHI (the "Designated Entity"), so as to assist Gerald in minimizing any interruption in its operations. Consistent with the usual and customary industry practices, and subject to applicable vendor contracts between DHI and any third party, DHI shall, or shall cause any such third party to: (a) deliver or cause to be delivered to Gerald or the Designated Entity, prior to the termination date, all documents, information and material of Gerald (including electronic, microfilm and magnetic media records); and (b) cooperate with Gerald in the transfer to Gerald or the Designated Entity of all information and records directly relating to and necessary to perform the various functions and services undertaken by DHI under this Agreement in the operation of Gerald, including the planning and execution of such transfer and diagnosis and correction of errors arising in the course of such transfers.

          (b) All records, data and other information transferred pursuant to this Section 9.8 (the "Transferred Information") shall be furnished to Gerald or the Designated Entity in machine readable form or in such other format and medium designated by Gerald, which shall be reasonable and appropriate for the nature of the specific type of Transferred Information.

          (c) Each party shall use its commercially reasonable best efforts to ensure that the transfer of Transferred Information and any other property of Gerald under this Section 9.8 shall be completed on or before the termination date; provided, however, that within the time period before such completion, DHI shall use its commercially reasonable best efforts to meet reasonable scheduling, directed by Gerald, during normal business hours.

     9.9 Non-solicitation Following Early Termination. In the event of a termination of this Agreement prior to the expiration of its term due to failure of performance or breach by Gerald, after the term of each DHI Contract, Gerald shall not (either directly or indirectly through another entity, whether or not such other entity is affiliated with Gerald) solicit, contract to provide, or provide services (other than Fee for Service services) to, any Payors or Members covered under such terminated DHI Contracts for a period of one year from the date of termination of the DHI Contract, unless a patient, on an unsolicited basis requests that his coverage be changed in order to retain such physician as his or her primary care provider. Gerald also agrees to cooperate and use its best efforts to cause each of its Participating Physicians to perform the foregoing.

     9.10 Continuation of Care. Notwithstanding termination of this Agreement, Gerald shall, at DHI's request, continue treatment of any Member for the shorter of such periods of time (i) as may be required by law, (ii) required by a Benefit Plan, or (iii) until the medically required course of treatment has been completed, and Gerald shall be entitled to payment hereunder for such purposes. Gerald shall continue to provide Covered Services for a period of thirty (30) days notwithstanding the inability of DHI or a Payor to pay amounts due Gerald, and Gerald shall use its best efforts to assist in the orderly transfer of such Members at DHI's direction.


                    ARTICLE X.  GENERAL PROVISIONS

     10.1 Contract Modifications for Prospective Legal Events. In the event that any state or federal laws or regulations, now existing or enacted or promulgated after the effective date of this Agreement, are interpreted by judicial decision, a regulatory agency or legal counsel to either party in such a manner as to indicate that the structure of this Agreement may be in violation of such laws or regulations, Gerald and DHI shall amend this Agreement as necessary to bring it into compliance with the law. To the maximum extent possible, any such amendment shall preserve the underlying economic and financial arrangements between Gerald and DHI.

     10.2 Assignment. DHI shall have the right, upon giving prior written notice to Gerald, to assign its rights and obligations under this Agreement to a DHI Affiliate. DHI may assign any or all of its obligations under this Agreement to a non-affiliated third party with the prior written consent of Gerald, which consent shall not be unreasonably withheld or delayed. Gerald may not assign its rights and obligations under this Agreement without the prior written consent of DHI.

     10.3 Whole Agreement; Modification. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties. There are no other agreements of understandings, written or oral, between the parties regarding this Agreement other than as set forth herein. This Agreement shall not be modified or amended except by a written document executed by both parties to this Agreement, and such written modifications shall be attached hereto.

     10.4 Notices. All notices required or permitted by this Agreement shall be in writing and shall be addressed as follows:

     If to DHI:          Doctors Health, Inc.
                         10451 Mill Run Circle, 10th Floor
                         Owings Mills, Maryland 21117
                         Attn:  Paul A. Serini, Executive Vice President,
                                    Strategic Planning

     Copy to:            Corporate Counsel
                         Doctors Health, Inc.
                         10451 Mill Run Circle, 10th Floor
                         Owings Mills, Maryland 21117

     If to Gerald:       Gerald Family Care, P.C.
                         2139 Georgia Avenue, N.W. #200
                         Washington, D.C. 20001
                         Attn: George Cato, Chief Executive Officer
or to such other address as either party shall notify the other in writing.

     10.5 Binding on Successors. Subject to Section 10.2, this Agreement shall be binding upon the parties hereto, and their respective successors and assigns.

     10.6 Waiver of Provisions. Any waiver of any terms and conditions hereof must be in writing, and signed by the parties hereto. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver of any subsequent breach of the same or any other terms and conditions hereof.

     10.7 Governing Law. The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the laws of the State of Maryland. The parties acknowledge that DHI is not authorized or qualified to engage in any activity which may be construed or deemed to constitute the practice of medicine. To the extent any act or service required of DHI in this Agreement should be construed or deemed, by any governmental authority, agency or court to constitute the practice of medicine, the performance of said act or service by DHI shall be deemed waived.

     10.8. Severability. The provisions of this Agreement shall be deemed severable and if any portion shall be held invalid, illegal or unenforceable for any reason, the remainder of this Agreement shall be effective and binding upon the parties.

     10.9 Additional Documents. Each of the parties hereto agrees to execute any document or documents that may be requested from time to time by the other party to implement or complete such party's obligations pursuant to this Agreement.

     10.10 Confidentiality. Each party to this Agreement agrees to hold all information about this contract and about the other party in the strictest of confidence, and not to disclose any such information to any person or entity without the consent of the other, unless required by law or
Section 10.15 of this Agreement.

     10.11 Remedies Cumulative. No remedy set forth in this Agreement or otherwise conferred upon or reserved to any party shall be considered exclusive of any other remedy available to any party, but the same shall be distinct, separate and cumulative and may be exercised from time to time as often as occasion may arise or as may be deemed expedient.

     10.12 Events Excusing Performance. Neither DHI nor Gerald shall be liable to the other for failure to perform any of the services required herein in the event of strikes, lock-outs, calamities, acts of God, or other events over which the respective party has no control for so long as such events continue, and for a reasonable period of time thereafter.

     10.13 Third Party Rights. This Agreement is not intended to create or confer a third party beneficiary status or rights in any person not a party to this Agreement, including Members, Payors, Participating Physicians, or other third parties, unless such rights are expressly set forth in this Agreement.

     10.14 Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement or the breach thereof, including any question regarding its interpretation, existence, validity or termination, shall be resolved by arbitration in accordance with the provisions of Exhibit
10.14 attached hereto as a part hereof.

     10.15 Records. To the extent required by Section 952 of the Medicare and Medicaid Amendments of 1980, Gerald shall, on behalf of itself and its Participating Physicians:

          (a) until the expiration of four (4) years after the furnishing of services under this Agreement, make available, upon written request, to the Secretary of Health and Human Services (the "Secretary") or the Comptroller General of the United States, or to any of their duly authorized representatives, the Agreement and such of its books, documents and records as are necessary to certify the nature and extent of costs under the Agreement; and

          (b) if Gerald enters into a subcontract with a related organization, as defined in federal law and regulations, under which any of Gerald's duties under the Agreement are to be performed by such related organization, which contract has a value or cost of $10,000 or more over a twelve-month period, include in such subcontract a clause requiring the related organization to make available, upon written request, to the Secretary or Comptroller General, or any of their duly authorized representatives, the subcontract, and any of the related organization's books, documents and records as are necessary to verify the nature and extent of such costs.

          IN WITNESS WHEREOF, this Agreement is entered into and executed as of the date first written above.


                              GERALD FAMILY CARE, P.C.


                              By:                                (Seal)
                                   ------------------------------

                              Name:
                                   ------------------------------

                              Title:
                                    -----------------------------


                              DOCTORS HEALTH, INC.


                              By:                                 (Seal)
                                   -------------------------------

                              Name:
                                   -------------------------------

                              Title:
                                    ------------------------------

                                                                  Exhibit 3.2(e)


                DHI Policy and Procedure for Payment of Claims

In accordance with federal regulations and guidelines, DHI shall pay all "clean" claims for services rendered to Members within 30 days of receipt of such claim by DHI provided the completed claim is submitted to DHI on a standard HCFA 1500 form for Professional Services or a UB92 form for Institutional Services and the claim has a referral from the Participating Primary Care Physician. A Clean claim form includes:

          Name, ID Number, Age and Sex of the patient
          Type of Services Provided
          When and Where Services were Provided
          The Provider of Services
          Diagnosis and prognosis, if applicable
          Drug therapy, if applicable
          Status of patient, if appropriate

Certain claims require additional information to process a claim, including surgical procedures requiring medical records, anesthesia and certain other procedures to be identified by the DHI Medical Director. DHI shall pay such claims requiring additional information within 30 days of the receipt of the required information.

                                                                     Exhibit 4.2


Doctors Health

1997 Primary Care Base Capitation Rates

Medicare



     County               Aged/ Disabled           Institutionalized
     --------------       --------------           -----------------


     Allegany                 $26.70                   $52.06
     Anne Arundel             $36.00                   $60.00
     Baltimore                $30.36                   $59.19
     Baltimore City           $31.23                   $60.00
     Calvert                  $26.15                   $50.99
     Caroline                 $24.00                   $46.80
     Carroll                  $26.97                   $52.58
     Cecil                    $24.86                   $48.48
     Charles                  $31.16                   $60.00
     Dorchester               $24.00                   $46.80
     Frederick                $24.00                   $46.80
     Garrett                  $24.00                   $46.80
     Harford                  $29.45                   $57.43
     Howard                   $30.68                   $59.82
     Kent                     $24.00                   $46.80
     Montgomery               $32.00                   $60.00
     Prince George's          $42.00                   $60.00
     Queen Anne               $24.00                   $46.80
     St. Marys                $26.34                   $51.37
     Somerset                 $24.00                   $46.80
     Talbot                   $24.00                   $46.80
     Washington               $24.00                   $46.80
     Washington, D.C.         $35.00                   $60.00
     Wicomico                 $24.00                   $46.80
     Worcester                $24.00                   $46.80


     ------------------
     Note:
     * The base rate for Committed PCPs is the same as the "DHI partner rate".
     * For the Medicare only PCPs, the Base Rates are the same, but the capitation rate modifier ("CRM") criteria is different (see CRM section).

                                                                     Exhibit 5.1


                  DUTIES AND OBLIGATIONS OF PARTICIPATING PHYSICIANS

1. Physician agrees to enter into a cooperative relationship with other DHI affiliated physicians to manage care to DHI/Gerald HMO Members.

2. Physician agrees to provide to eligible persons who elect to enroll in an HMO managed care product offered by any Payor who has contracted with DHI (the "DHI HMO Plans") those primary care services customarily provided by primary care physicians to eligible patients, as may be required by the DHI HMO Plans. These patients are referred to in this Exhibit as the "DHI HMO Members".

3. Physician agrees to cooperate with DHI and Gerald in accepting DHI HMO Members under the DHI HMO Plans.

4. Physician agrees to abide by and comply with the relevant provisions of the agreements between DHI and the DHI HMO Plans. DHI shall provide all relevant provisions that may apply to Physician.

5. Physician agrees to work cooperatively and in good faith with DHI and the other DHI affiliated physicians providing services to the DHI HMO Members. To this end, Physician will use all reasonable efforts to:

          Prepare and maintain customary medical records for services provided to DHI HMO Members and provide DHI with access to such records without charge. DHI agrees that all patient records will be treated as confidential and will comply with laws and regulations related to confidentiality and all ethical standards for physicians regarding the confidentiality of patient records.

          Comply with and accept payment conditions of this Agreement.

          Comply with managed care medical standards adopted by DHI affiliated physicians as part of arrangements with the DHI HMO Plans.

          Cooperate with DHI's efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and use of Physician's name in correspondence.

          Sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by DHI.

          Comply with DHI policies and guidelines, as approved by Gerald, which DHI provides to physician.

6. Physician will participate in all utilization review, quality assurance and credentialing p programs operated by DHI and Gerald to assure or improve the quality and effective utilization of health care services to the DHI HMO Members ("QA/UR Programs"). Physician agrees not to hold DHI and other participants in the QA/UR Programs responsible for any reasonable recommendations made or actions taken in good faith with respect to Physician. Physician will participate in all programs developed by DHI, in cooperation with Gerald, that are designed to resolve DHI HMO Member grievances.

7. Physician agrees not to differentiate or discriminate in the treatment of patients as to the quality of services delivered to DHI HMO Members because of race, sex, age, religion, place of residence, health status or source of payment, and to observe, protect and promote the rights of DHI HMO Members as patients.

8. Physician will in good faith make arrangements, with the support of Physician's assigned DHI representative, for twenty-four hours, seven days a week coverage to DHI HMO Members through other primary care physicians who participate in the DHI provider network to the extent the DHI provider network is adequate to provide such coverage in Physician's service area.

9. Physician agrees to respond within seven (7) days of receipt to any written inquiry from DHI and Gerald regarding services provided to DHI HMO Members or any other matters relating to this Agreement, subject to all laws regarding the confidentiality of medical records.

10. DHI will provide to Physician a list of other physicians and other health care providers who provide medical services in the DHI provider network. Other than in cases of a bona-fide medical emergency or where DHI and the Physician have agreed the DHI provider network is insufficient, Physician agrees to utilize the DHI provider network when arranging for additional medical services required by DHI HMO Members.

11. DHI's affiliated physicians have developed protocols and practice procedures applicable to fellow physician participants in the DHI provider network (the "DHI Protocols"). Physician agrees to follow the DHI Protocols when treating DHI HMO Members. If Physician should ever deem any aspect of the DHI Protocols to be medically inappropriate or otherwise inappropriate for utilization by Physician, Physician may notify DHI in writing, with sufficient specificity to enable DHI to respond to Physician's concerns.

12. Physician or Gerald will own and operate all aspects of his or her medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. DHI is not engaged in the practice of medicine and will not interfere in any patient treatment decisions.

13. DHI may use Physician's name, specialty, telephone number(s), and business location(s) in marketing, descriptive, and other information relating to the DHI HMO Plans, and will include Physician as a member of the DHI provider network during this Agreement. Physician may nonetheless be precluded from participating in a DHI HMO Product by one of the DHI HMO Plans. In such an event, DHI will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.

14. In order to provide economic incentives for Physicians to provide the best possible health care to DHI HMO Members while fostering efficiencies in utilization and quality assurance, Physician will participate in a bonus program established by Gerald to reward high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians DHI.

15. Physician understands that DHI will be paid by the DHI HMO Plans for all services provided by Physician to DHI HMO Members.

16. Physician agrees not to bill or collect any reimbursement from DHI HMO Members or the DHI HMO Plans unless the service provided was not a covered service under the DHI HMO Plan and the DHI HMO Member was given prior written notice that the services would not be covered. However, Physician may charge, bill, collect and keep from DHI HMO Members any copayments or coinsurance. Physician agrees that, whether or not there is any unresolved dispute for payment, under no circumstances, including but not limited to nonpayment by DHI or DHI insolvency, will Physician make any claims, other than for copayments or coinsurance, against any DHI HMO Member for covered services.

17. Physician will maintain, at his or her expense, general and professional liability insurance coverage of not less than $1,000,000 per claim and $3,000,000 per year. Physician will provide DHI with copies of the policies or other evidence of compliance with the insurance requirements. Physician will notify DHI when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician or of the settlement of any such claim by Physician or if a judgment is rendered against Physician in any such legal action. Physician will promptly notify DHI in writing of any changes in or cancellations of any policy of insurance maintained by Physician. If such policy is written on a claims made basis and such coverage is discontinued, Physician will purchase an "Extension of Coverage Endorsement" within ten (10) days of written notice of discontinuance and shall provide DHI with a copy of this endorsement.

18. To the extent required to enable DHI and Gerald to comply with Section 952 of the Medicare and Medicaid Amendments of 1980, or regulations promulgated pursuant thereto, Physician shall until the expiration of four (4) years after the furnishing of services under this Agreement, make available, upon written request, to the Secretary of Health and Human Services or the Comptroller General of the United States, or to any of their duly authorized representatives, this Agreement and such of Physician's books, documents and records as are necessary to certify the nature and extent of costs under this Agreement.

                                                                    Exhibit 5.1a


                          PARTICIPATING PHYSICIAN AGREEMENT



          As a Participating Physician of Gerald Family Care, P.C., I, _____________________, M.D. agree to provide medical services to Doctors Health, Inc. Members in accordance with the Network Contracting and Management Services Agreement, dated October ___, 1997, between Doctors Health, Inc. and Gerald Family Care, P.C., and to otherwise comply with the provisions of that Agreement, including without limitation the provisions of
Section 5.1 thereof.


                                   Participating Physician:


                                   -------------------------------------------
                                   Print Name:

                                   Office address:
                                                   ---------------------------

                                   -------------------------------------------


Effective Date:
                --------------

                                                                   Exhibit 10.14


                                ARBITRATION PROCEDURE

1.   Institution of Arbitration Proceeding.

     1.1. Any party to this Agreement (an "Initiating Party") may initiate an arbitration proceeding (the "Proceeding") to resolve a Dispute subject to resolution under this Schedule by giving written notice (the "Dispute
Notice") to the other party (the "Responding Party") to such Dispute. The Dispute Notice shall describe the substance of the Dispute with sufficient specificity to give the Responding party adequate notice of its nature.
Unless otherwise specified, time periods specified in this Schedule 10.14 shall be calculated from the date of the Dispute Notice (the "Commencement Date").

2.   Selection of Arbitral Panel.

     2.1. The Arbitral Panel (the "Panel") shall consist of three arbitrators, two of whom (the "Party Designated Arbitrators") shall be selected by the parties pursuant to Section 2.2 hereof. The third arbitrator shall be a "Neutral Arbitrator" selected by the Party Designated Arbitrators pursuant to Section 2.3 hereof.

     2.2. The Initiating Party shall designate its Party Designated Arbitrator in the Dispute Notice. Within fifteen days of the Commencement Date, the Responding Party shall designate its Party Designated Arbitrator.

     2.3. Within forty-five days of the Commencement Date, the two Party Designated Arbitrators shall agree upon and appoint a Neutral Arbitrator who shall be an attorney who is a member of the National Health Lawyers Association and who is knowledgeable in the subject matter of the Dispute.

     2.4. Each party agrees promptly to disclose to the other party any circumstances known to it which would cause reasonable doubt regarding the impartiality of an individual under consideration or appointed as the Neutral Arbitrator and any such individual shall also promptly disclose to the parties any such circumstances.

     2.5. During the process of selecting the Neutral Arbitrator and thereafter during the course of this Proceeding, ex parte communications with the Neutral Arbitrator or any individual under consideration as the Neutral Arbitrator are prohibited and shall be disclosed by the party making any ex parte communication, the Neutral Arbitrator or any individual under consideration as a Neutral Arbitrator immediately upon discovery.

3.   Pre-Hearing Procedures.

     3.1. Within fifteen days of the appointment of the Neutral Arbitrator, the Panel may convene a Pre-Hearing Conference to, inter alia, familiarize the Neutral Arbitrator with the nature of the Dispute between the Parties, determine the need for and the nature of discovery and establish a procedural schedule for the further conduct of the Proceeding.

4.   Discovery.

     4.1. Discovery, appropriately limited by the nature of the Dispute, is expressly contemplated and permitted. However, the Parties acknowledge and agree that one of the benefits of resolving Disputes through arbitration is the opportunity reasonably to limit discovery.

The Parties further agree that they will endeavor to agree upon procedures and a schedule for discovery that will result in a prompt and fair hearing under these procedures.

     4.2. Discovery requests and responses need not be served upon the Panel but the Panel shall promptly convene upon motion of either party to resolve discovery disputes, if any.

     4.3. Discovery will be completed within sixty days of the Pre-Hearing Conference.

5.   Submission of Evidence and Hearing.

     5.1. The Panel may receive evidence in the form of written statements filed prior to Hearing for cross-examination on such statements or may receive oral testimony at Hearing. Each party shall be entitled to submit rebuttal testimony. The Panel may also permit opening and closing statements of counsel at Hearing.

     5.2. The Panel shall convene for Hearing the evidence and argument of the parties at a time and place to be established by the Panel. The Hearing shall be held no later than thirty days after the close of discovery or thirty days after the Pre-Hearing Conference if there is no discovery.

     5.3. At the Hearing, and for all other purposes related to the Proceeding, the Initiating Party shall be deemed the party seeking affirmative relief, shall go first and shall bear the burdens of proof and of persuasion.

     5.4.  The Hearing shall be transcribed.

6.   Post-Hearing Procedures.

     6.1. The Panel may request post-hearing briefs and, if it does so, shall establish a schedule for submission of such briefs at the close of Hearing.

     6.2. Within thirty days of the later of the close of the Hearing or its receipt of post-Hearing briefs, the Panel shall issue a written Decision and Award which shall include findings of fact and explain the reasons for the Decision.

7.   Confidentiality.

     7.1. Unless otherwise agreed, the Proceeding and all information and documents relating to it shall be kept confidential by the Parties, the Panel, witnesses and all other persons involved with the Proceeding. Specifically, but without limitation, the Confidential Information of the parties shall be safeguarded and maintained as confidential by all participants in the Proceeding.

8.   Court Proceedings.

     8.1. Any party may seek temporary or preliminary injunctive relief or actions in summary proceedings from any court of competent jurisdiction prior to the time the Neutral Arbitrator is appointed. Any temporary or preliminary injunctive relief granted by a court shall continue during the pendency of the Proceeding unless the Panel shall, after hearing, direct otherwise.

9.   Costs.

     9.1. The Neutral Arbitrator's fees and expenses, and all expenses of the Pre-Hearing Conference, Hearing or any other aspect of the Proceeding not directly attributable to either party, such as the cost of transcription of Panel Hearings and rental of Hearing rooms, shall be borne equally by the parties.

     9.2. The Panel shall in its Decision and Award determine whether and to what extent either party is a prevailing party and entitled to an award of its costs, including attorneys' fees.

10.  Miscellaneous.

     10.1. The parties may agree at any time to depart from these procedures, including the time periods herein established. Although not favored, the Panel may also permit departures from these procedures and time periods absent agreement of the parties to prevent a miscarriage of justice.

     10.2. Until the Neutral Arbitrator is appointed, any issue relating to the Proceeding that is not provided for in these procedures shall be governed by the then applicable Commercial Arbitration Rules of the American Arbitration Association. Once the Neutral Arbitrator is appointed, the Panel is empowered to resolve all issues not contemplated by these procedures and upon which the parties cannot agree.

     10.3. The Panel may grant any remedy or relief that it deems just and equitable and within the scope of the agreement of the parties, including, but not limited to, specific performance of a contract, injunctive relief or other equitable relief.

     10.4. These procedures contemplate a two-party Proceeding. If there are more than two parties to a Proceeding, and they are unable by unanimous agreement to align themselves as two parties, each party shall be entitled to all the rights of a party hereunder, including specifically but without limitation the right to appoint a Party Designated Arbitrator, and the Neutral Arbitrator shall have a number of votes as to all matters decided by the Panel equal to the sum of (i) the votes of all Party Designated Arbitrators, and (ii) one.

     10.5. The Panel may, in its discretion, convene and act by conference call for all purposes other than taking oral testimony.

                                                                         Annex A


                         AMENDMENT TO NETWORK CONTRACTING AND
                            MANAGEMENT SERVICES AGREEMENT

          THIS AMENDMENT (the "Amendment") is made and entered into as of the 29th day of June, 1998 (the "Effective Date") by and between Doctors Health, Inc., a Delaware Corporation ("DHI") and Gerald Family Care, P.C. ("Gerald").

          1. Purpose. The parties have agreed to amend certain provisions of the Network Contracting and Management Services Agreement between DHI and Gerald dated October 31, 1997.

          2. The second line of the first full paragraph on page 9 of the Network Agreement is deleted and the following is inserted in lien thereof:

          "on a quarterly basis by an amount up to ten percent (10%) of the Medicare Primary Care Base ... "

          3. The second line of Section 8.6 is deleted and the following is inserted in lien thereof:

          "8,000 shares of DHI Class B Common Stock. This Signing Bonus will be delivered after (a) "

          4. Section 9.1 is deleted and the following is inserted in lieu thereof:

          "9.1 Term of Agreement. This Agreement shall commence on the date first set forth above, and shall expire on April 30, 2003, unless extended or earlier terminated pursuant to the terms hereof."

          5. A new Section 9.11 shall be inserted following Section 9.10 as follows:

          "9.11 Special Termination Right of Gerald. Gerald shall have the right to terminate this Agreement after April 30, 2000 if FPA Medical Management, Inc. ("FPA") exercises its right of first refusal to require Gerald to participate in full-risk Medicare managed care contracts between HMOs or other payors and IPA, and such managed care contracts conflict with Gerald's delivery of service to members under the DHI Contracts. In such event, Gerald shall give DHI at least 60 days prior written notice that it desires to exercise the special right of termination set forth in this
Section 9.11."

          6.  The following shall be added to Section 8.6:

          "Of the 8,000 shares of DHI Class B Common Stock, (i) 3,200 shares shall be subject only to the restrictions set forth in the Stockholders Agreement; and (ii) 4,800 shares (a) shall be subject to the restrictions set forth in the Stockholders Agreement and (b) shall be restricted shares subject to forfeiture if the Network Agreement terminates at any time on or after May 1, 2000. Commencing on May 1, 2000, the restrictions shall lapse on the 4,800 shares at the rate 133 shares per month, except that the restrictions with respect to 145 shares shall lapse on the month beginning May 1, 2000. Such restrictions shall not lapse unless Gerald performs a complete month under the Network Agreement. (For example, if Gerald terminates the Network

Agreement 1-1/2 months after May 1, 2000, the restrictions shall have lapsed with respect to one month, or 133 shares. The remaining 4,667 shares shall be forfeited.)."

          "Of the $60,000 paid to Gerald as a cash signing bonus, $36,000 shall be subject to forfeiture and repayment to Doctors Health if the Network Agreement terminates at any time after May 1, 2000. Commencing on May 1, 2000, the cash signing bonus forfeiture shall lapse at athe rate of $1,000 per month. Such forfeiture shall not lapse unless Gerald performs a complete month under the Network Agreement. (For example, if Gerald terminates the Network Agreement 1-1/2 months after May 1, 2000, one month of the cash signing bonus ($1,000) shall not be subject to forfeiture and the remaining $35,000 shall be immediately repaid to Doctors Health)."

          7. Section 10.4 is amended by deleting it and inserting in lien thereof the following:

          "10.4 Notices. All notices required or permitted by this Agreement shall be in writing and shall be addressed as follows:

          If to DHI:          Doctors Health, Inc.
                              10451 Mill Run Circle
                              10th Floor
                              Owings Mills, Maryland 21117
                              Attn:  Operations Department

          Copy to :           Doctors Health, Inc.
                              10451 Mill Run Circle
                              10th Floor
                              Owings Mills, Maryland 21117
                              Attn: Legal Services Department

          If to Gerald:       Gerald Family care, P.C.
                              1160 Varnum Street, N.E.,
                              Suite 117
                              Washington, D.C. 20017
                              Attn:  George Cato, "Chief Operation
                                   Officer"

          IN WITNESS WHEREOF, this Amendment is entered into and executed as an instrument under seal as of the date first written above.


                              GERALD FAMILY CARE, P.C.

                              By:                       (SEAL)
                                 -----------------------

                                   Name:
                                        ------------------------

                                   Title:
                                         -----------------------


                              DOCTORS HEALTH, INC.

                              By:                       (SEAL)
                                 -----------------------


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


                                   Stewart B. Gold, President


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